

July 10, 2014

Via E-Mail
Nelson José Jamel
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros
1017, 3rd Floor
04530-001 São Paulo, SP, Brazil

> **Re: Ambev S.A.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 001-36165**

Dear Mr. Jamel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
Item 5. Operating and Financial Review and Prospects, page 47
B. Liquidity and Capital Resources, page 64
Cash Flows, page 65

1. In future filings, please revise this section to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the underlying factors driving the significant year-to-year variations in each line item (e.g. provide an explanation of the material underlying factors driving changes in receivables, inventories and payables). Refer to Items 5.B and 5.D of Form 20-F and SEC Release No. 33-8350 as it relates to liquidity and capital resources. Please provide us your proposed disclosures.

Notes to the Consolidated Financial Statements, page F-9
Note 6. Net Sales, page F-48

2. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs or give other payments/discounts to resellers, please disclose in future filings for each of these types of arrangements, the income statement line item in which it is included and your accounting policy. For each expense line item that includes these types of arrangements, please also disclose the related amounts included in that line item for each period presented. Please provide us your proposed disclosures.

Note 30. Contingencies, page F-98

3. In future filings, please expand your discussion of these contingencies to also include a discussion of uncertainties relating to the amount and timing of any possible outflow per IAS 37.86(b). Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining